Exhibit 99.8

PRESS RELEASE

TotalEnergies and SSE join forces and create Source, a
new major player in EV charging in the UK & Ireland

London/Paris, July 16, 2024 –TotalEnergies and SSE have signed a binding agreement to create a joint venture to establish a new major player in EV charging infrastructure in the UK and Ireland, under the brand “Source”. The new business will deploy in both countries up to 3000 high power charge points, meeting demand from EV and fleet owners to provide fast and reliable charging.

Establishing a needs-based fast charging network across the UK & Ireland

Within the next 5 years, Source will deploy up to 3000 high power charge points (of 150 kW and more) grouped in 300 “EV hubs”, targeting 20% market share. Charging hubs will be in prime locations in and around urban areas and powered by renewable energy provided by SSE and TotalEnergies. Several hubs are already under construction with plans for dozens more, currently in development studies.

Leading the decarbonisation of transport in the UK & Ireland

In the UK, Source will provide the reliable ultra-fast charging infrastructure needed across the country to meet the demand from EV drivers and fleet operators. This demand was recently triggered by the enforcement into law of the UK Government’s zero vehicle emissions mandate for all new cars and vans, raising power supply infrastructure for EV and fleet owners as one of the biggest challenges facing the decarbonisation of transport.

Similarly in Ireland, Source’s plans will help accelerate action to meet the government target of placing almost 1 million electric vehicles on roads by 2030, while building consumer confidence in EV charging.

“TotalEnergies is proud to contribute to the development of electric mobility to decarbonize transportation in the UK and Ireland. This is a great opportunity to extend our network in Europe and stake out a key position as a reference high-power charging player. We want to offer our customers - passenger cars and fleet alike - a nationwide, ultra-fast and reliable charging service that allows them to travel efficiently with complete peace of mind. This development also contributes to our integrated power strategy in the UK, combining renewable and flexible power generation capacity, trading and marketing of low-carbon electricity available 24 hours a day,” says Mathieu Soulas, Senior Vice President New Mobilities at TotalEnergies.

“SSE is already playing a leading role in decarbonising the UK and Ireland’s power system including building the world’s largest offshore wind farm and transforming electricity networks. Now this agreement will help accelerate progress towards a decarbonised transport system too, ensuring the vehicles that keep the economy moving can do so in a more sustainable and efficient way,” says Neil Kirkby, Managing Director of Enterprise at SSE.

This agreement is subject to the applicable regulatory approvals being obtained from the relevant authorities.

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TotalEnergies, A Major Player in Electric Mobility in Europe

With over 64,000 charge points in operation around the world today, and proven experience in the retail sector, TotalEnergies is already a recognized player in electric mobility. In the UK, the Company operates the Source London network comprising 2,600 charge points in the capital. This joint venture is aligned with TotalEnergies’ ambition to deploy and operate more than 1,000 high-power charging sites for electric vehicles in Europe by 2028.

TotalEnergies in the UK

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain.As one of the country’s leading oil and gas operators, the Company operates around 30% of the UK Continental Shelf’s gas production, with average daily production of 142,000 barrels of oil equivalent per day (boe/d) in 2023. TotalEnergies’ portfolio in offshore wind in the country amounts to over 5 GW of gross renewable capacity, including Seagreen (1.1 GW, under operation), and large projects under development such as West of Orkney (2 GW) and Outer Dowsing (1.5 GW).The Company is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector, with over 300,000 customers. TotalEnergies, also offers EV charging solutions, including 2,500 charge points in London and Birmingham. The Company is also active in the distribution of petroleum products: lubricants; aviation fuel; bitumen and specialty fluids.The Company is also present in the CCS business through its 10% interest in the Northern Endurance Partnership.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

SSE plc, the UK and Ireland’s clean energy champion

SSE’s purpose is to provide the energy needed today while building a better world of energy for tomorrow. We do this by developing, building, operating and investing in world-class electricity infrastructure that is vital to the clean energy transition. This includes onshore and offshore wind farms, hydro, electricity transmission and distribution networks, flexible generation, carbon capture and hydrogen storage, solar and batteries, as well as providing energy products and services for businesses and other customers.

A FTSE-100 company headquartered in the UK, SSE has positioned itself at the heart of the clean energy transition with one of the largest investment programmes in the FTSE-100. Under Net Zero Acceleration Programme Plus, we are investing £20.5bn over the next five years to 2027 and could invest more than £40bn over the decade to 2032. SSE has a growing presence in selected international markets in Europe, Asia and North America. We employ 14,000+ talented and skilled people and are a proud ‘real Living Wage’ and ‘Living Hours’ employer and accreditee of the ‘Fair Tax Mark’. SSE was also the first company in the world to develop a ‘Just Transition Strategy’ aimed at ensuring the benefits of the clean energy transition are shared by workers and communities.

SSE has significant experience in the development and rollout of EV charging infrastructure across the UK and Ireland powered by traceable, renewable energy. This includes the recent launch of Scotland’s most powerful EV charging hub in Dundee in July and the upcoming launch of their first hub in the Republic of Ireland, at Lough Sheever Retail Park in Mullingar.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

SSE Contacts:

Media Relations: media@sse.com

Investor Relations: ir@sse.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).